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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement [No. 333-255798] on Form F-10 of our reports dated March 9, 2022 relating to the consolidated financial statements of First Majestic Silver Corp. (the "Company"), and the effectiveness of the Company's internal control over financial reporting, appearing in this Current Report, dated March 14, 2022, on Form 6-K/A of the Company for the year ended December 31, 2021.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
March 14, 2022